U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10-SB/A

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                             VENTURES-NATIONAL, INC.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)

        UTAH                                        87-0433444
        ----                                        -----------
(State or other jurisdiction of                  (Employer I.D. No.)
       organization)

                         5525 SOUTH 900 EAST, SUITE 110
                            SALT LAKE CITY, UT 84117
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 262-8844

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                      $0.001 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

Documents Incorporated by Reference:

None.

                            Part I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

Organization, Charter Amendments and General History
----------------------------------------------------

    Organization and Charter Amendments.
     -----------------------------------

     Ventures-National, Inc. (the "Company") was incorporated under the laws of the state of Utah on March 1, 1985. On December, 1986, the Company signed a letter of intent with Woroner Technology Corporation of Florida, manufacturer and seller of electronic systems and non-electronic products for both the military and consumer markets world-wide. On May 14, 1987, the Company acquired through an exchange of common stock all of the outstanding common stock of Woroner Technology Corporation, a Florida corporation, pursuant to an Agreement and Plan of Reorganization dated as of March 19, 1987. The Company was involved in the manufacturing and sale of electronic systems and non-electronic products for both military and consumer markets. These operations proved to be unsuccessful and ended over ten years ago. Because the Company has no assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successfull.

     The Company's initial authorized capital was $100,000, consisting of 100,000,000 shares of one mill ($0.001) par value common voting stock. See Part II, Item 13.

     On August 26, 1985, Articles of Amendment were filed to amend Article III, of the Articles of Incorporation. See Part II, Item 13.

     On August 12, 1985, Articles of Amendment were filed to amend the initial authorized capital to $500,000, consisting of 500,000,000 shares at a par value of $.001 per share. See Part II, Item 13.

     On May 1, 1987, Articles of Amendment were filed to amend the initial authorized capital to $950,000, consisting of 950,000,000 shares at a par value of $.001 per share. See Part II, Item 13.


     Public Offering.
     ---------------

     The Company made a registered public offering, on Form S-18, of its $.001 par value common stock. The public offering was completed on or around November of 1985.

Material Changes of Control Since Inception and Related Business History
------------------------------------------------------------------------

Business.
---------

     Other than seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over ten years. The Company may begin the search for the acquisition of assets, property or business that may benefit the Company and its stockholders, once the Board of Directors sets guidelines of industries in which the Company may have an interest.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor, and will be unable to do so until it determines the particular industries to the Company.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to obtain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. The company is not currently listed on the OTC Bulletin Board.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Sales of "unregistered" and "restricted" securitites over the past three years.
--------------------------------------------------------------------------------

     The Company has not sold any of its securities over the past three years.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

No Assets; No Source of Revenue
-------------------------------

     The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Money is being forwarded to the Company, for expensesby a shareholder of the Company. See the heading "Limited Funds." The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

Discretionary Use of Proceeds; "Blank Check" Company.
-----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.
----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.
------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

Uncertain Structure of Acquisition
----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

Potential Dilution
------------------

     The Company is authorized to issue 950,000,000 shares of common stock. As of May 10, 2001, only 590,221,925 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

Limited Funds Available for Operating Expenses
----------------------------------------------

     The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Lack of Public Information Regarding Acquisition
------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidates. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

State Restrictions on "Blank  Check" Companies
----------------------------------------------

     Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of the Company.
---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

     Although the Company has submitted for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

Risks of "Penny Stock."
----------------------

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
---------------------------------------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last ten fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

     For the past ten years the Company has had no material operations. It has had losses of ($?) and ($?), for the quarter ended March 31, 2001 and the year ended June 30, 2000, respectively.

Liquidity.
----------

The Company had no assets during the years ended June 30, 2000 and 1999.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the address and telephone number of James Doolin, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to James Doolin, a shareholder of the Company, of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

        Security Ownership of Certain Beneficial Owners.
        ------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than ten percent of the Company's common stock as of the date hereof:



                            Number of Shares           Percentage
Name                      Beneficially Owned           of Class (1)
----------------           ------------------           --------
James Doolin                  126,000,000                 29%

Don Woroner                   170,638,238                 21%

                              -------                    -----
                              296,638,238                 50%


       Security Ownership of Management.
        ---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                            Number of             Percentage of
Name and Address     Shares Beneficially Owned     of Class *
----------------     -------------------------     --------
John Winchester                  0                    0%
2215 E. Pinecrest Lane
Sandy, UT 84092

Tyler Despain                    0                    0%
762 East Gable Street
Salt Lake City, UT 84117

Luke Bradley                     0                    0%
4 Sunwood Lane
Sandy, UT 84092
                              -------              ------
All directors and
executive officers               0                    0%
as a group (3 persons)


        Changes in Control.
        -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        Identification of Directors and Executive Officers.
        ---------------------------------------------------

     The following table sets forth the name of the Company's current directors and executive officers. This person will serve until the next annual meeting of the stockholders (held the third Friday in August of each year) or until his successors are elected or appointed and qualified, or his prior resignation or termination.

                                   Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
John Winchester       President        04/00          *
                      Director         04/00          *

Tyler Despain         Vice President   04/00          *
                      Director         04/00          *

Luke Bradley          Secretary        04/00          *
                      Director         04/00          *


          * These persons presently serves in the capacities indicated.

Business Experience.
--------------------

     John Winchester, President and a director is 25 years of age. Mr. Winchester received a bachelors degree from the University of Utah in Organizational Communication in May 1999. Mr. Winchester has been working as a production director for a major drafting company, in Salt Lake City, Utah, for the past four years..

     Tyler  Despain,  Vice  President  and a  director  is 25 years of age.  Mr.
Despain is attending the University of Utah, and will recieve a Bachelor of Arts, with a degree is sociology in December of 2000.

     Luke Bradley, Secretary and a director is 23 years of age. Mr. Bradley is currently attending the University of Utah, in Salt Lake City. He will be graduating in June of 2001, with a bachelor of science, finance degee. Mr. Bradley is the owner/manager of Tweeqd, Inc., a Utah corporation, a clothing company in Salt Lake City, Utah.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     None;

Involvement in Certain Legal Proceedings.
-----------------------------------------

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation
                    Annual Compensation   Awards  Payouts
(a)             (b)   (c)   (d)   (e)    (f)   (g)    (h)   (i)

                                               Secur-
                                               ities         All
Name and   Year or               Other   Rest- Under-  LTIP  Other
Principal  Period   Salary Bonus Annual  ricte dlying  Pay-  Comp-
Position   Ended      ($)   ($)  Compen- Stock Options outs  ensat'n
-----------------------------------------------------------------
John
Winchester,   06/30/00    0     0     0     0      0     0   0
President,
Director


Tyler
Despain       06/30/00    0     0     0     0      0     0   0
Vice Pres./
Director


Luke          06/30/00    0     0     0     0      0     0   0
Bradley,
Secretary
Director

Don           06/30/99    0     0     0     0      0     0   0
Woroner,      06/30/98    0     0     0     0      0     0   0
Director

Mark
Woroner,      06/30/99    0     0     0     0      0     0   0
Director      06/30/98    0     0     0     0      0     0   0

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the years ended June 30, 2000. No employee, director, or executive officer have been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

The company has no parents, except to the extent that its directors and executive officers may be deemed to be parents due to their collective ownership of 94% of the company's outstanding common stock.

Transactions with Promoters.
----------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

        Common Stock
        ------------

     The Company has one class of securities authorized, consisting of 950,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

        No Outstanding Options, Warrants or Calls
        -----------------------------------------

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

        No Provisions Limiting Change of Control
         ----------------------------------------

     There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          -------------------------------------------------

Related Market Information.
---------------------------

     There has not been any established "public market" for shares of common stock of the Company for over the past ten years. The Company has submitted for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market.

Holders.
--------

The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 1185.

Dividends.
----------

The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
--------------------------

The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     The Company has not sold or issued any of its securities for over the past three years.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless  limited  by  the  Articles  of  Incorporation,  Section  16-10a-903
requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Article V of the Company's Bylaws makes the provisions of Section 16-10a-902(1) mandatory with respect to the indemnification of Company directors and executive officers. See the Exhibit Index of this Registration Statement.

                                    PART F/S

                          Index to Financial Statements

                  Report of Certified Public Accountants

Financial Statements

--------------------

     Financial Statements for the years ended June 30, 2000 and 1999

          Independent Auditors' Report

          Balance Sheets - June 30, 2000

          Statements of Operations for the years ended
          June 30, 2000 and 1999

          Statements of Stockholders' Equity for the years ended June 30, 2000 and 1999

          Statements of Cash Flows for the years ended
          June 30, 2000 and 1999

          Notes to the Financial Statements

     Unaudited Financial Staments for the period
     March 31, 2001
     ------------------------------

     Balance Sheet

     Statement of Operations

     Statement of Cash Flows

                             VENTURES-NATIONAL, INC.

                              FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 2000 AND 1999

                                       AND

                          INDEPENDENT AUDITORS' REPORT




                             VENTURES-NATIONAL, INC.

                                Table of Contents



Independent Auditors' Report                                                              1

Financial Statements

        Statements of Financial Position                                                  2

        Statements of Operations                                                          3


        Statement of Stockholders' Deficit                                                4

        Statements of Cash Flows                                                          6

        Notes to Financial Statements                                                     7


THURMAN SHAW & CO., L.C.
---------------------------------------------------------------------------

Certified Public Accountants                               James K. Thurman
                                                           Jeffrey L. Shaw
                                                           Justin R. Shaw







                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Ventures-National, Inc.
Salt Lake City, Utah


We have audited the statements of financial position of Ventures-National, Inc. (a development stage company) as of June 30, 2000 and 1999, and the related statements of operations, stockholders' deficit, and cash flows for the three years ended June 30, 2000, 1999 and 1998 and cumulative from inception (January
1983) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Ventures-National, Inc. as of February 28, 1989 (not presented herein), were audited by other auditors whose opinion has been furnished to us, and our opinion, insofar as it relates to the period from inception (January 1983) to February 29, 1989, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Ventures-National, Inc. (a development stage company) as of June 30, 2000 and 1999, and the results of its operations, changes in stockholders' deficit and cash flows for the three years ended June 30, 2000, 1999 and 1998 and cumulative from inception (January 1983) to June 30, 2000, in conformity with generally accepted accounting principles.

The other auditor's report on the February 28, 1989 financial statements of Ventures-National, Inc. included an explanatory paragraph describing conditions that raised substantial doubt about its ability to continue as a going concern.


/S/ THURMAN SHAW & CO., L.C.
Thurman Shaw & Co., L.C.
Bountiful, Utah
July 10, 2000



                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                        Statements of Financial Position
                             June 30, 2000 and 1999





                                                                     2000          1999

ASSETS

Current assets                                                   $      -       $     -


      Total assets                                               $      -       $     -




LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Loans from stockholders                                        $     2,939    $     -

    Total current liabilities                                          2,939          -

Stockholders' deficit
    Common stock, $.001 par value; 950,000,000
      shares authorized; 590,221,925 shares issued
       and outstanding                                               590,222       590,222

    Additional paid-in capital                                     1,838,735     1,838,735

    Accumulated deficit during the development stage              (2,431,896)   (2,428,957)


        Total stockholders' deficit                                   (2,939)         -


        Total liabilities and stockholders' deficit              $      -       $     -

          The accompanying notes are an integral part of these financial statements.

                                              2


                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Operations
                    Years Ended June 30, 2000, 1999 and 1998
                 and Cumulative from Inception to June 30, 2000



                                                                                    Cumulative
                                                                                       From
                                                                                     Inception
                                                                                   (January 1983)
                                                                                    To June 30,
                                           2000           1999          1998           2000


Revenues                                $      -      $      -       $      -      $ 5,329,705

Operating expenses

    General and Administrative                2,939          -              -        7,419,257

Total operating expenses                      2,939          -              -        7,419,257

Loss before income taxes and
    discontinued operations                  (2,939)         -              -       (2,089,552)

Income taxes                                   -             -              -             -

Loss from discontinued operations              -             -              -         (342,344)

Net (loss)                                   (2,939)  $      -       $      -      $(2,431,896)

Basic and diluted (loss) per common share      -      $      -       $      -      $      -



Weighted average number of common
 shares used in per share calculation   590,221,925   590,221,925    590,221,925   520,889,448


          The accompanying notes are an integral part of these financial statements.

                                               3

                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                       Statement of Stockholders' Deficit
                  From February 28, 1986 Through June 30, 2000

                                                                                  Accumulated
                                                                                    Deficit
                                                 Common Stock      Additional     During the
                                                                     Paid-In      Development
                                         Shares        Amount        Capital         Stage         Total

Balances at February 28, 1986         304,277,500    $  304,278    $    30,080   $   (18,567)  $    315,791

Common shares repurchased             (12,877,500)      (12,878)       (18,122)         -           (31,000)

Net (loss)                                   -             -              -         (217,271)      (217,271)

Balances at February 28, 1987         291,400,000       291,400         11,958      (235,838)        67,520

Acquisition of subsidiary             291,600,000       291,600      1,797,999          -         2,089,599

Issuance of common stock for services   7,221,925         7,222         28,778          -            36,000

Net income                                   -             -              -         (445,739)      (445,739)

Balances at February 29, 1988         590,221,925       590,222      1,838,735      (681,577)     1,747,380

Net (loss)                                   -             -              -       (1,405,036)    (1,405,036)

Balances at February 28, 1989         590,221,925       590,222      1,838,735    (2,086,613)       342,344

Net (loss)                                   -             -              -         (342,344)      (342,344)

Balances at February 28, 1990         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1990         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1990         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1991         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

          The accompanying notes are an integral part of these financial statements.

                                                     4

                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                 Statement of Stockholders' Deficit (continued)
                  From February 28, 1986 Through June 30, 2000

                                                                                  Accumulated
                                                                                    Deficit
                                                 Common Stock      Additional     During the
                                                                     Paid-In      Development
                                         Shares        Amount        Capital         Stage         Total

Balances at February 29, 1992         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1993         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1994         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1995         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 29, 1996         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1997         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at February 28, 1998         590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at June 30, 1998             590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -             -              -

Balances at June 30, 1999             590,221,925       590,222      1,838,735    (2,428,957)          -

Net (loss)                                   -             -              -           (2,939)        (2,939)

Balances at June 30, 2000             590,221,925    $  590,222    $ 1,838,735   $(2,431,896)   $    (2,939)


          The accompanying notes are an integral part of these financial statements.

                                                     5

                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                    Years Ended June 30, 2000, 1999 and 1998
               and Cumulative from Inception Through June 30, 2000




                                                                                    Cumulative
                                                                                       From
                                                                                     Inception
                                                                                   (January 1983)
                                                                                    To June 30,
                                           2000           1999          1998           2000

Cash Flows From Operating Activities

  Net (loss)                            $    (2,939)  $      -       $      -      $(2,089,552)
  Adjustments to reconcile net (loss) to net
    cash used in operating activities
    Depreciation                               -             -              -          178,755
    Loss from discontinued operations          -             -              -         (342,344)

      Net cash flows from operating activities(2,939)        -               -      (2,253,141)


Cash Flows From Investing Activities
  Acquisitions of property and equipment       -             -              -         (419,779)

      Net cash flows from investing activities -             -              -         (419,779)


Cash Flows From Financing Activities
  Proceeds from stock issuances                -             -              -        2,428,957
  Net proceeds from debt                       -             -              -          241,024
  Proceeds from shareholder loan              2,939          -               -           2,939

      Net cash flows from financing activities2,939          -               -       2,672,920

Net increase/decrease in cash                  -             -               -            -

Cash balance at beginning of period            -              -              -             -

Cash balance at end of period           $      -      $      -       $       -     $      -


          The accompanying notes are an integral part of these financial statements.

                                               6

                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations

          Ventures-National, Inc. (the "Company") was incorporated under the laws of the State of Florida in January 1983. The Company changed its corporate domicile to the State of Utah on January 1983.

          During March 1987, the Company completed a reorganization agreement with Woroner Technology Corporation, a Florida corporation. The Company had significant operations up through 1990, but subsequently ceased operations and reentered the development stage.

          New directors were elected at a board meeting on April 20, 2000. At that board meeting, the board of directors changed the fiscal year end of the Company from February 28 to June 30. This change has been made retroactive to the period ended June 30, 1998.

        Basic and Diluted Loss Per Share

          The Company computes basic and diluted loss per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings Per Share. Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to stock options. There were no stock options outstanding as of June 30, 2000. Therefore, basic and diluted loss per share are the same.

        Development Stage Enterprise

          Since it reentered the development stage, the Company has spent most of its efforts in developing a new business plan. There have been no sales since the Company reentered the development stage and has had to rely on financing from shareholders. Therefore, the Company is considered to be in the development stage.

        Cash and Cash Equivalents

          The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

        Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


2.      INCOME TAXES

          There was no provision for or benefit from income taxes for any period. An income tax return has not been filed. However, if an income tax return had been filed, the Company would have a net operating loss carryforward of $2,431,896 that would begin expiring in the year 2001.



                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                        Statements of Financial Position
      For the Period Ending March 31, 2001 and the Year Ended June 30, 2000




                                                                  March 31,      June 30,
                                                                     2001          2000

ASSETS

Current assets                                                   $      -       $     -


      Total assets                                               $      -       $     -




LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Loans from stockholders                                        $     5,925    $    2,912

    Total current liabilities                                          5,925         2,912

Stockholders' deficit
    Common stock, $.001 par value; 950,000,000
      shares authorized; 590,221,925 shares issued
       and outstanding                                               590,222       590,222

    Additional paid-in capital                                     1,838,735     1,838,735

    Accumulated deficit during the development stage              (2,434,882)   (2,431,869)


        Total stockholders' deficit                                   (5,925)       (2,912)


        Total liabilities and stockholders' deficit              $      -       $     -


                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Operations
     For the three and nine month Periods Ending March 31, 2001 and 2000 and Cumulative from Inception to March 31, 2001



                                                                                             Cumulative
                                                                                             From
                                                                                             Inception
                                                                                             (January 1983)
                                              Three Months Ended     Nine Months Ended       To March 31,
                                              2001          2000     2001        2000        2001



Revenues                                $      -      $      -       $      -      $    -       $ 5,329,705

Operating expenses

    General and Administrative                  706       1,427          2,986       1,543        7,422,243

Total operating expenses                        706       1,427          2,986       1,543        7,422,243

Loss before income taxes and
    discontinued operations                    (706)     (1,427)        (2,986)     (1,543)      (2,092,538)

Income taxes                                   -             -              -         -              -

Loss from discontinued operations              -             -              -         -            (342,344)

Net (loss)                                     (706)  $  (1,427)     $  (2,986)    $(1,543)     $(2,434,882)

Basic and diluted (loss) per common share      -      $      -       $      -      $  -       $      -



Weighted average number of common
 shares used in per share calculation     590,221,925 590,221,925   590,221,925  590,221,925


                             VENTURES-NATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
     For the three and nine month Periods Ending March 31, 2001 and 2000 and Cumulative from Inception to March 31, 2001



                                                                                             Cumulative
                                                                                             From
                                                                                             Inception
                                                                                             (January 1983)
                                              Three Months Ended     Nine Months Ended       To March 31,
                                              2001          2000     2001        2000        2001
Cash Flows From Operating Activities

  Net (loss)                            $      (706)  $   (1,427)    $ (2,986)  $ (1,543)     $(2,092,538)
  Adjustments to reconcile net (loss) to net
    cash used in operating activities
    Depreciation                               -             -              -       -             178,755
    Loss from discontinued operations          -             -              -       -            (342,344)

      Net cash flows from operating activities (706)     (1,427)      (2,986)    (1,543)       (2,256,127)


Cash Flows From Investing Activities
  Acquisitions of property and equipment       -             -              -       -            (419,779)

      Net cash flows from investing activities -             -              -       -            (419,779)


Cash Flows From Financing Activities
  Proceeds from stock issuances                -             -              -       -           2,428,957
  Net proceeds from debt                       -             -              -       -             241,024
  Proceeds from shareholder loan                706       1,427         2,986     1,543             5,925

      Net cash flows from financing activities  706       1,427         2,986     1,543         2,675,906

Net increase/decrease in cash                  -             -              -       -                -

Cash balance at beginning of period            -              -             -       -                -

Cash balance at end of period           $      -      $      -       $      -   $   -          $     -


                             PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration Statement.


Exhibit
Number         Description*
------         ------------
EX-99.2O       Indepedent Auditor's Report for the period ended
               February 29, 1989

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             VENTURES NATIONAL, INC.

Date: 6/25/01                                /S/ JOHN WINCHESTER
     ----------                              ------------------------
                                             John Winchester, Director
                                             and President

Date: 6/25/01                                /S/ LUKE BRADLEY
     ----------                              ------------------------
                                             Luke Bradley, Director
                                             and Secretary